FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F    Form 40-F
                                     ---          ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A

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EXHIBIT
 INDEX
-------

A. Attached hereto as Exhibit A is the Pricing Supplement of Banco Rio de la Plata S.A. dated April 11, 2003 (the "Pricing Supplement") in connection with the accelerated settlement of the New Offer to Exchange (the "New Offer") Step-Up Notes due December 15, 2009 and/or Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language translation of the Pricing Supplement relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent New Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on April 9, 2003.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCO RIO DE LA PLATA S.A.


                                            By: /s/ Hernan Santolalla
                                                -------------------------
                                            Name:  Hernan Santolalla
                                            Title: Sub-Gerente Departamental


                                            By: /s/ Sergio G. Lew
                                                -------------------------
                                            Name:  Sergio G. Lew
                                            Title: International Funding Head

Date: April 22, 2003

                                    EXHIBIT A
                                    ---------

Attached hereto as Exhibit A is the Pricing Supplement of Banco Rio de la Plata S.A. dated April 11, 2003 (the "Pricing Supplement") in connection with the accelerated settlement of the New Offer to Exchange (the "New Offer") Step-Up Notes due December 15, 2009 and/or Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language translation of the Pricing Supplement relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent New Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on April 9, 2003.